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                 March 24, 2022

       Richard H. Little
       Chief Executive Officer
       Battalion Oil Corporation
       3505 West Sam Houston Parkway North, Suite 300
       Houston, Texas 77043

                                                        Re: Battalion Oil
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2022
                                                            File No. 333-263707

       Dear Mr. Little:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
       Attorney, at (202) 551-3763 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jeff M. Dobbs, Esq.